UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

INTERPACE BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

46062X 303

(CUSIP Number)

1315 Capital II, L.P.

1315 Capital Management II, LLC

2929 Walnut Street, Suite 1240

Philadelphia, PA 19104

Telephone: (215) 662-1315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46062X 303	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS 1315 Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,166,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,166,666 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Evidenced by 19,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B”), of Interpace Biosciences, Inc. (the “Issuer”). The Series B is convertible from time to time, at the option of the holder thereof, into a number of shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”), equal to the initial stated value per Series B share of $1,000, subject to adjustment, divided by an initial conversion price of $6.00 per share, subject to adjustment, and then multiplied by the number of shares of Series B to be converted. See Items 1 and 6 below.
(2)	This percentage (a) is calculated based upon 4,000,930 shares of Common Stock outstanding as of January 15, 2020, after giving effect to the Issuer’s one-for-ten (1:10) reverse stock split (the “Reverse Stock Split”), as disclosed in connection with the Securities Purchase and Exchange Agreement, dated January 10, 2020 (the “Securities Purchase and Exchange Agreement”), by and among the Issuer, 1315 Capital II, L.P., a Delaware limited partnership (“1315 Capital”), and Ampersand 2018 Limited Partnership, a Delaware limited partnership (“Ampersand”), included as Exhibit 10.1 to the Form 8-K filed by the Issuer on January 14, 2020, and (b) assumes the conversion of the 28,000 shares of Series B held by Ampersand into 4,666,666 shares of Common Stock.

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SCHEDULE 13D

CUSIP No. 46062X 303	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS 1315 Capital Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,166,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,166,666 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Evidenced by 19,000 shares of Series B. The Series B is convertible from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the initial stated value per Series B share of $1,000, subject to adjustment, divided by an initial conversion price of $6.00 per share, subject to adjustment, and then multiplied by the number of shares of Series B to be converted. See Items 1 and 6 below.
(2)	This percentage (a) is calculated based upon 4,000,930 shares of Common Stock outstanding as of January 15, 2020, after giving effect to the Reverse Stock Split, as disclosed in connection with the Securities Purchase and Exchange Agreement, and (b) assumes the conversion of the 28,000 shares of Series B held by Ampersand into 4,666,666 shares of Common Stock.

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Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Interpace Biosciences, Inc., a Delaware corporation (the “Issuer”), with its principal offices located at Morris Corporate Center 1, Building C, 300 Interpace Parkway, Parsippany, NJ 07054. The Common Stock is listed on the Nasdaq Capital Market under the ticker symbol “IDXG.”

On January 15, 2020 (the “Issuance Date”), 1315 Capital II, L.P., a Delaware limited partnership (“1315 Capital”), acquired 19,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B”), of the Issuer pursuant to a Securities Purchase and Exchange Agreement, dated January 10, 2020 (the “Securities Purchase and Exchange Agreement”), by and among the Issuer, 1315 Capital, and Ampersand 2018 Limited Partnership, a Delaware limited partnership (“Ampersand” and, together with 1315 Capital, the “Investors”) for an aggregate purchase price of $19,000,000 (the “Transaction”).

Item 2.	Identity and Background

(a) This Statement is being filed by 1315 Capital and 1315 Capital Management II, LLC, a limited liability company organized under the laws of Delaware and the general partner of 1315 Capital (“1315 Capital Management” and, together with 1315 Capital, the “Reporting Persons”). The principal business of the Reporting Persons is investing in commercial-stage medical technology, healthcare service and specialty therapeutic companies.

(b) - (c) Each of the Reporting Persons has their principal offices at 2929 Walnut Street, Suite 1240, Philadelphia, PA 19104.

(d) - (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration

On the Issuance Date, the Investor purchased 19,000 shares of Series B for an aggregate purchase price of $19,000,000, funded through available and committed cash of the Reporting Persons.

Item 4.	Purpose of Transaction

The Issuer entered into the Securities Purchase and Exchange Agreement with 1315 Capital pursuant to which the Transaction was consummated as further discussed below under Item 6. The Reporting Persons caused 1315 Capital to acquire the Series B for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons. The information set forth or incorporated in Items 1, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this filing, as discussed in Item 1 of this Statement, which is hereby incorporated by reference in its entirety into this Item 5, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 3,166,666 shares of Common Stock issuable upon conversion of the Series B that may be attributable to the Reporting Persons. Based upon information disclosed in connection with the Securities Purchase and Exchange Agreement, such shares of Common Stock deemed to be indirectly beneficially owned by the Reporting Persons constitute approximately 26.8% of the outstanding shares of Common Stock as of January 15, 2020, after giving effect to the Issuer’s one-for-ten (1:10) reverse stock split, assuming the conversion of the 28,000 shares of Series B held by Ampersand into 4,666,666 shares of Common Stock. 1315 Capital Management, as the general partner of 1315 Capital, may be deemed to also indirectly beneficially own the Series B held by 1315 Capital. As a result, 1315 Capital Management shares the power to direct the vote and to direct the disposition of the Series B held by 1315 Capital. Each of the Reporting Persons disclaims beneficial ownership in all Series B and Common Stock reported herein, except to the extent of such Reporting Person’s respective pecuniary interest therein.

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(c) The information set forth or incorporated in Items 1, 4 and 6 of this Statement is incorporated by reference in its entirety into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer Securities Purchase and Exchange Agreement

On January 10, 2020, the Issuer entered into the Securities Purchase and Exchange Agreement with 1315 Capital and Ampersand, pursuant to which the Transaction was consummated on January 15, 2020. The Series B issued in the Transaction was offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder.

Certificate of Designation

In connection with the consummation of the Transaction (the “Closing”), the Issuer filed a Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware to designate 47,000 shares as Series B.

Voting

On any matter presented to the stockholders of the Issuer for their action or consideration at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the Certificate of Designation, holders of Series B will vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Director Designation Rights

The Certificate of Designation also provides each Investor with the following director designation rights: for so long such Investor holds at least sixty percent (60%) of the Series B issued to it on the Issuance Date (as defined therein), such Investor will be entitled to elect two directors to the Board, provided that one of the directors qualifies as an “independent director” under Rule 5605(a)(2) of the listing rules of the Nasdaq Stock Market (or any successor rule or similar rule promulgated by another exchange on which the Issuer’s securities are then listed or designated) (“Independent Director”). However, if at any time such Investor holds less than sixty percent (60%), but at least forty percent (40%), of the Series B issued to them on the Issuance Date, such Investor would only be entitled to elect one director to the Board. Any director elected pursuant to the terms of the Certificate of Designation may be removed without cause by, and only by, the affirmative vote of the holders of Series B. A vacancy in any directorship filled by the holders of Series B may be filled only by vote or written consent in lieu of a meeting of such holders of Series B or by any remaining director or directors elected by such holders of Series B.

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Pursuant to the Securities Purchase and Exchange Agreement and consistent with the director designation rights described above, as of Closing, the Board will be required to take the actions necessary to appoint (a) two (2) Class I Directors, (i) one who will initially be existing director Stephen J. Sullivan, who the Board has determined qualifies as an Independent Director, and (ii) one who will initially be existing director Eric Lev, as designated by Ampersand; (b) three (3) Class II Directors, (i) one who will initially be existing director Robert Gorman, who the Board has determined qualifies as an Independent Director, as designated by Ampersand, (ii) one who will initially be Edward Chan, as designated by 1315 Capital, and (iii) one who will be an Independent Director designated by 1315 Capital at a future date; and (c) two (2) Class III Directors, (i) one who will initially be Jack Stover and (ii) one who will initially be Dr. Joseph Keegan, who the Board has determined qualifies as an Independent Director. Moreover, under the Securities Purchase and Exchange Agreement, the Issuer agreed to use its reasonable best efforts to obtain the approval of the Issuer’s stockholders at the 2020 annual meeting of the Issuer’s stockholders (the “2020 Annual Meeting”) of an amendment to the Issuer’s certificate of incorporation, as amended, to eliminate the classified structure of the Board and to provide that all members of the Board stand for election at each annual meeting. Each Investor also agreed to vote in favor of the election of Jack Stover, Dr. Joseph Keegan and Stephen J. Sullivan to the Board at the 2020 Annual Meeting.

Conversion

The Certificate of Designation provides that from and after the Issuance Date and subject to the terms of the Certificate of Designation, each share of Series B is convertible, at any time and from time to time, at the option of the holder into a number of shares of Common Stock equal to dividing the amount equal to the greater of the issuance price per share of $1,000 (the “Stated Value”) of such Series B, plus any dividends declared but unpaid thereon, or such amount per share as would have been payable had each such share been converted into Common Stock immediately prior to a liquidation, by $6.00 (subject to further adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares).

Mandatory Conversion

If the Issuer consummates the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act pursuant to which the price of the Common Stock in such offering is at least equal to $12.00 (subject to further adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares) and such offering does not include warrants (or any other convertible security) and results in at least $25,000,000.00 in proceeds, net of the underwriting discount and commissions, to the Issuer, and the Common Stock continues to be listed for trading on the Nasdaq Capital Market or another exchange, all outstanding shares of Series B will automatically be converted into shares of Common Stock, at the then effective Series B Conversion Ratio (as defined in the Certificate of Designation).

Dividends

The Certificate of Designation does not provide for mandatory dividends on the Series B. Dividends may be declared and paid on the Series B from funds lawfully available and as determined by the Board. The Issuer may not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series B then outstanding first receive, or simultaneously receive, a proportional dividend on each outstanding share of Series B.

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Protective Provisions

For so long as any shares of Series B are outstanding, the written consent of the holders of at least seventy five percent (75%) of the then outstanding shares of Series B (voting as a single class) is required for the Issuer or its subsidiaries to amend, waive, alter or repeal the preferences, rights, privileges or powers of the holders of the Series B, amend, alter or repeal any provision of the Certificate of Designation in a manner adverse to the holders of the Series B, authorize, create or issue any equity securities senior to or pari passu with the Series B, or increase or decrease the number of directors constituting the Board.

For so long as thirty percent (30%) of the Series B outstanding as of the Issuance Date remains outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), the written consent of the holders representing at least seventy-five percent (75%) of the of the outstanding shares of Series B (voting as a single class) is required for the Issuer or its subsidiaries to: (A) authorize, create or issue any debt securities for borrowed money or funded debt (1) pursuant to which the Issuer or any of its direct or indirect subsidiaries issues shares, warrants or any other convertible security, or (2) in excess of $4,500,000.00 initially, with such amount to be increased in connection with an aggregate consolidated revenue milestone, but excluding certain specified permitted transactions; (B) merge with or acquire all or substantially all of the assets of one or more other companies or entities with a value in excess of $20,000,000.00, to be increased in connection with an aggregate consolidated revenue milestone; (C) materially change the nature of the business of the Issuer or any of its direct or indirect subsidiaries; (D) consummate any Liquidation (as defined in the Certificate of Designation); (E) transfer material intellectual property rights other than in the ordinary course of business; (F) declare or pay any cash dividend or make any cash distribution on any equity interests of the Issuer other than the Series B; (G) repurchase or redeem any shares of capital stock of the Issuer, except for the redemption of the Series B pursuant to the terms of the Certificate of Designation, or repurchases of Common Stock under agreements previously approved by the Board with employees, consultants, advisors or others who performed services for the Issuer or any subsidiary in connection with the cessation of such employment or service; (H) incur any additional individual debt, indebtedness for borrowed money or other additional liabilities pursuant to which the Issuer or any of its subsidiaries issues shares, warrants or any other convertible security, or incur any individual debt, indebtedness for borrowed money or other liabilities pursuant to which the Issuer or any of its subsidiaries does not issue shares, warrants or any other convertible security exceeding $4,500,000.00 initially, with such amount to be increased in connection with an aggregate consolidated revenue milestone, but excluding certain specified permitted transactions; (I) change any accounting methods of the Issuer or any of its subsidiaries, except for those changes required by GAAP or applicable regulatory agencies or authorities; or (J) conduct a public offering of Common Stock registered with the Securities and Exchange Commission, including any at-the-market offering of the Issuer’s Common Stock.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Issuer or Deemed Liquidation (as defined in the Certificate of Designation) (a “Liquidation”), the holders of shares of Series B then outstanding will be entitled to be paid out of the assets of the Issuer available for distribution to its stockholders (on a pari passu basis with the holders of any class or series of preferred stock ranking on liquidation on a parity with the Series B), and before any payment will be made to the holders of Common Stock or any other class or series of preferred stock ranking on liquidation junior to the Series B by reason of their ownership thereof, an amount per share of Series B equal to the greater of (i) the Stated Value of such share of Series B, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each such share been converted into Common Stock immediately prior to such Liquidation.

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Amended and Restated Investor Rights Agreement

In connection with the Transaction, at the Closing, the Issuer and the Investors entered into an amended and restated investor rights agreement (the “Amended and Restated Investor Rights Agreement”), which amended and restated that certain Investor Rights Agreement, dated as of July 15, 2019, between the Issuer and Ampersand. Pursuant to the Amended and Restated Investor Rights Agreement, the Issuer and the Investors established certain terms and conditions concerning the rights of and restrictions on the Investors with respect to the ownership of the Series B.

Protective Provisions, Pre-Emptive Purchase Rights, and Demand Piggy-Back and Shelf Registration Rights

The prior written consent of the holders of the Series B is required for certain Issuer actions, consistent with the Certificate of Designation. The Investors also have pro rata pre-emptive rights to purchase securities newly offered by the Issuer, based upon their respective ownership of the Series B on an as-converted basis, limited to no more than 50% of any issuance. The Amended and Restated Investor Rights Agreement also provides the Investors with (1) demand registration rights exercisable beginning one year following the Closing and subject to certain limitations described therein, (2) piggy-back registration rights at any time the Issuer proposes to file a registration statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, subject to certain exceptions described therein, and (3) shelf registration rights, exercisable on or prior to the first anniversary of the Closing upon the written demand of an Investor or group of Investors and subject to certain limitations described therein.

Director and Observer Designation Rights

As provided in the Certificate of Designation, holders of the Series B are entitled to certain director designation rights. The Investors’ designees were appointed and elected as of the Closing. In addition, upon the consummation of the Transactions, Ampersand became entitled to designate and so designated two (2) representatives to attend all Board meetings (including any committees or sub-committees thereof; provided that such representative may be excluded from any meeting of any committee or sub-committee for any reason) in a nonvoting observer capacity (each an “Observer”) and 1315 Capital became entitled to designate and so designated one (1) Observer.

Standstill, Prohibition on Short Sales, and Lock-Up Restrictions

Under the Amended and Restated Investor Rights Agreement, the Investors agree that from January 15, 2020 until January 15, 2021 (the “Standstill Period”), without the prior written approval of the Issuer or the Board, or as otherwise expressly permitted or contemplated by the Amended and Restated Investor Rights Agreement (including pursuant to the exercise of Investors’ pre-emptive rights) or the Certificate of Designation, the Investors will not and will cause their respective affiliates not to acquire beneficial ownership of any securities (including in derivative form) of the Issuer, in each case excluding (x) the Series B, purchased or issued directly from the Issuer or the Common Stock issuable upon conversion of the Series B, and (y) any capital stock or other equity securities of the Issuer pursuant to or in accordance with the Certificate of Designation or pursuant to the exercise of Investors’ pre-emptive rights under the Amended and Restated Investor Rights Agreement.

The Investors agree not to engage, directly or indirectly, in specified transactions in the Issuer’s securities (including, without limitation, any short sales involving the Issuer’s securities) during the period from January 15, 2020 until the earlier of: (i) the consummation of a Deemed Liquidation (as defined in the Certificate of Designation); and (ii) the date that Investors and certain of their affiliates do not own any Series B or Common Stock issuable upon conversion of the Series B.

The Investors also agree that, for one hundred and eighty (180) days following January 15, 2020, the Investors will not transfer any Common Stock issuable upon conversion of the Series B, except as part of a pledge by such Investor of the equity securities it acquires in any portfolio company that is made to secure indebtedness existing as of January 15, 2020 for borrowed money incurred in connection with on-call commitments of such Investor’s limited partners or to any affiliate of such Investor.

Qualified By the Documents

The foregoing description of the Securities Purchase and Exchange Agreement, Certificate of Designation and Amended and Restated Investor Rights Agreement (collectively, the “Documents”) is qualified in its entirety by reference to the full text of the Documents, which are filed as Exhibits 2, 3 and 4, respectively, to this Statement and incorporated herein by reference in their entirety.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among 1315 Capital and 1315 Capital Management.

2.	Securities Purchase and Exchange Agreement, dated January 10, 2020, by and among Interpace Biosciences, Inc., 1315 Capital II, L.P. and Ampersand 2018 Limited Partnership (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Interpace Biosciences, Inc. on January 14, 2020).

3.	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Interpace Biosciences, Inc. on January 17, 2020).

4.	Amended and Restated Investor Rights Agreement, dated January 15, 2020, by and among Interpace Biosciences, Inc., 1315 Capital II, L.P. and Ampersand 2018 Limited Partnership (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Interpace Biosciences, Inc. on January 17, 2020).

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2020

1315 CAPITAL II, L.P.

By:	1315 Capital Management II, LLC, its General Partner

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member

1315 CAPITAL MANAGEMENT II, LLC

By:	/s/ Adele C. Oliva
Name:	Adele C. Oliva
Title:	Managing Member